[LETTERHEAD OF WESTCON GROUP, INC.]

January 16, 2004

VIA EDGAR AND FACSIMILE

Re:	Westcon Group, Inc. Registration Statement on Form S-1; File No. 333-53650 Filed on January 12, 2001

Ms. Barbara Jacobs
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Jacobs:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Westcon Group, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statement and all exhibits thereto (the “Registration Statement”). The Registration Statement was never declared effective and no securities have been sold pursuant thereto.

     The Company respectfully requests that in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

     Please do not hesitate to contact Jeffrey Small of Davis Polk & Wardwell at (212) 450-4500 or me at (914) 829-7000 should you have any questions with respect to this request.

Very truly yours,

/s/ John P. O’Malley III

Name:	John P. O’Malley III
Title:	Vice President, Finance and Chief Financial Officer

cc:	Jeffrey Small